CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Proposed maximum aggregate offering price	Amount of registration fee
1.150% Medium-Term Notes, Series B due May 26, 2022	$1,249,575,000	$162,194.84
1.350% Medium-Term Notes, Series B due August 25, 2023	$999,630,000	$129,751.97
Reopening of 1.800% Medium-Term Notes, Series B due February 13, 2025	$757,327,500	$98,301.11

This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-222676.

PRICING SUPPLEMENT

(To Prospectus dated January 24, 2018 and

Prospectus Supplement dated January 25, 2018)

$3,000,000,000

$1,250,000,000 1.150% Medium-Term Notes, Series B due May 26, 2022

$1,000,000,000 1.350% Medium-Term Notes, Series B due August 25, 2023

$750,000,000 Reopening of 1.800% Medium-Term Notes, Series B due February 13, 2025

We are offering (i) $1,250,000,000 aggregate principal amount of 1.150% Medium-Term Notes, Series B due May 26, 2022 (the “2022 Fixed Rate Notes”), (ii) $1,000,000,000 aggregate principal amount of 1.350% Medium-Term Notes, Series B due August 25, 2023 (the “2023 Fixed Rate Notes”) and (iii) $750,000,000 aggregate principal amount of additional 1.800% Medium-Term Notes, Series B due February 13, 2025 (the “New 2025 Fixed Rate Notes” and, together with the 2022 Fixed Rate Notes and the 2023 Fixed Rate Notes, the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2022 Fixed Rate Notes on May 26 and November 26 of each year and on the maturity date. We will pay interest on the 2023 Fixed Rate Notes on February 25 and August 25 of each year and on the maturity date. We will pay interest on the New 2025 Fixed Rate Notes on February 13 and August 13 of each year and on the maturity date. The first such payment on the 2022 Fixed Rate Notes will be on November 26, 2020, the first such payment on the 2023 Fixed Rate Notes will be on August 25, 2020 and the first such payment on the New 2025 Fixed Rate Notes will be on August 13, 2020. The 2022 Fixed Rate Notes will not be redeemable before their maturity. We may redeem some or all of the 2023 Fixed Rate Notes and the New 2025 Fixed Rate Notes at any time at our option at the applicable redemption prices set forth in this pricing supplement under “Description of the Notes—Optional Redemption.”

The New 2025 Fixed Rate Notes issued in this reopening have the same terms as, and constitute a single tranche with, the $650,000,000 aggregate principal amount of 1.800% Medium-Term Notes, Series B due February 13, 2025 (the “Old 2025 Fixed Rate Notes” and together with the New 2025 Fixed Rate Notes, the “2025 Fixed Rate Notes”) that we originally issued on February 13, 2020. The New 2025 Fixed Rate Notes will have the same CUSIP number as the Old 2025 Fixed Rate Notes. The New 2025 Fixed Rate Notes are expected to trade interchangeably with the Old 2025 Fixed Rate Notes immediately upon settlement and be fungible with the Old 2025 Fixed Rate Notes. As a result, the outstanding aggregate principal amount of our 1.800% Medium-Term Notes, Series B due February 13, 2025 as of the issue date of the New 2025 Fixed Rate Notes will be $1,400,000,000.

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page PS-2 of this pricing supplement and page S-3 of the accompanying prospectus supplement.

	2022 Fixed Rate Notes		2023 Fixed Rate Notes		New 2025 Fixed Rate Notes
	Per Note	Total	Per Note	Total	Per Note	Total
Public offering price(1)(2)	99.966%	$1,249,575,000	99.963%	$999,630,000	100.977%	$757,327,500
Underwriting discount	0.150%	$1,875,000	0.225%	$2,250,000	0.350%	$2,625,000
Proceeds, before expenses, to the Company	99.816%	$1,247,700,000	99.738%	$997,380,000	100.627%	$754,702,500

___________

(1) Plus accrued interest, if any, from May 26, 2020, if settlement occurs after that date.

(2) In addition to the public offering price in the table above, purchasers of the New 2025 Fixed Rate Notes in this reopening will pay an aggregate of $3,862,500 of the accrued interest on the New 2025 Fixed Rate Notes from and including February 13, 2020 to but excluding May 26, 2020. This amount of accrued interest will be paid on August 13, 2020 to holders of the New 2025 Fixed Rate Notes, along with interest accrued on the New 2025 Fixed Rate Notes from May 26, 2020 to but excluding August 13, 2020.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., on or about May 26, 2020.

Joint Book-Running Managers

Barclays	Citigroup	Lloyds Securities	Santander	SMBC Nikko

Co-Managers

ICBC Standard Bank	ING	Loop Capital Markets	Mischler Financial Group, Inc.	Scotiabank	Siebert Williams Shank

The date of this pricing supplement is May 20, 2020.

We have not, and the underwriters have not, authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

IMPORTANT - EEA AND U.K. RETAIL INVESTORS - The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the U.K. has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the U.K. may be unlawful under the PRIIPs Regulation. This pricing supplement and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of the Notes in any Member State of the EEA or in the U.K. will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the Notes. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Directive.

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement shall have the meanings assigned to them in the accompanying prospectus supplement.

FORWARD-LOOKING STATEMENTS

All statements in this pricing supplement that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and currently available information. Actual results and events in future periods may differ materially from these expectations due to certain risks, uncertainties and other important factors, including, among others, the risk factor regarding health epidemics and outbreaks set forth in this pricing supplement, which describes the highly uncertain impact the coronavirus (“COVID-19”) pandemic will, or may, have on the Company’s business, financial condition, results of operations and cash flows, and the risk factors set forth in the most recent annual and periodic reports of the Company. The Company does not undertake to update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements.

RISK FACTORS

       References in this section to “we”, “our”, and “us” denote Toyota Motor Credit Corporation and its consolidated subsidiaries.

Your investment in the Notes involves risks. You should consult with your own financial and legal advisers as to the risks involved in an investment in the Notes and to determine whether the Notes are a suitable investment for you. The Notes may not be a suitable investment for you if you are unsophisticated about debt securities. You should carefully consider the risk factors discussed below and the risks described under “Risk Factors” starting on page S-3 of the accompanying prospectus supplement and in the documents incorporated by reference into the accompanying prospectus, as well as the other information contained or incorporated by reference in this pricing supplement or the accompanying prospectus or prospectus supplement, before investing in the Notes.

We face various risks related to health epidemics and other outbreaks, which have had and are expected to continue to have material adverse effects on our business, financial condition, results of operations and cash flows.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19. The COVID-19 pandemic, changes in consumer behavior related to illness, pandemic fears and market downturns, and restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, have led to disruption and volatility in the global capital markets, which has increased our cost of capital and adversely affected our ability to access the capital markets. For more information on how a disruption in the global capital markets affects our liquidity, please see “A disruption in our funding sources and access to the capital markets would have an adverse effect on our liquidity” under Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended March 31, 2019 (our “Annual Report on Form 10-K”).

In addition, the COVID-19 pandemic and restrictions intended to slow the spread of COVID-19 have adversely affected our business, and the business of our affiliate, Toyota Motor North America, Inc. (“TMNA”), and our ultimate parent, Toyota Motor Corporation (“TMC”), in a number of ways. Similar to relief options we offer to customers and dealers impacted by natural disasters such as hurricanes, floods, tornadoes and wildfires, we are offering payment relief options to customers and dealers impacted by COVID-19, including finance contract extensions, lease deferred payments, temporary interest deferrals for dealer floorplan financing, and principal payment deferral options for dealer real estate and working capital loans, and temporarily suspended outbound collection activities in states with state-wide stay-at-home orders and repossession activities nationwide for a period of time, but have since resumed outbound collection activities in nearly all states (collectively, the “COVID-19 Relief”). Our payment relief programs currently allow existing customers who request assistance to defer their loan or lease payments for up to 120 days and waive certain fees, but with interest continuing to accrue. Unlike the relief options offered for natural disasters, which were limited to the affected geographies, the COVID-19 Relief is being offered nationwide due to the global impact of the COVID-19 pandemic, and may not be successful in reducing future increases to our provisions for credit losses. The COVID-19 pandemic has increased our residual value losses, and has adversely affected our business, financial condition, results of operations, and cash flows and may continue to do so if there is not a substantial economic recovery. We have also temporarily transitioned nearly all of our team members to remote work arrangements, and many Toyota and Lexus dealerships have temporarily closed and more may voluntarily close, or be mandated to close, in the near future. TMNA temporarily suspended production at all of its automobile and components plants in North America from March 23, 2020 through May 8, 2020 and TMC has temporarily suspended production at selected plants in countries outside of North America. Although TMNA and many of its suppliers are resuming production, unexpected delays affecting the supply chain or logistics network, could negatively impact dealer inventory levels, vehicle sales, the sale of our financing and insurance products, dealer profitability and creditworthiness, and our future results of operations.

These events have disrupted the supply chains of the vehicles we finance and have had a material adverse effect on the sale of vehicles and our financing and insurance products. These events have also caused an unprecedented level of unemployment claims, resulted in a significant decline in consumer confidence and spending, and a sharp decline in economic conditions. In addition, these events have caused a significant decline in used vehicle prices and a significant increase in delinquencies and may cause an increase in dealer defaults, which have resulted in materially increased provisions for credit losses and residual value losses, which may continue if there is not a substantial economic recovery. The foregoing events, and the uncertainty relating thereto, have also adversely affected our credit rating and may result in further actions or downgrades by credit ratings agencies. On May 20, 2020, S&P Global Ratings (“S&P”) downgraded to A+ from AA- long-term ratings of TMC and its subsidiaries, including TMCC. S&P removed all its long- and short-term credit ratings on TMCC from CreditWatch. The ratings outlook remains negative. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time. For more information regarding impacts of credit rating changes on TMCC, please see “Our borrowing costs and access to the unsecured debt capital markets depend significantly on the credit ratings of TMCC and its parent companies and our credit support arrangements” under Item 1A. Risk Factors in our Annual Report on Form 10-K.

If significant portions of our workforce are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, facility closures, ineffective remote work arrangements or technology failures or limitations, our operations would be adversely impacted. Certain of our third-party suppliers and business partners that we rely on to deliver our products and services and to operate our business have informed us that they will be unable to perform fully, and we may receive similar notifications from other suppliers and business partners in the near future, which could adversely impact our ability to operate our business and increase our costs and expenses. These increased costs and expenses may not be fully recoverable or adequately covered by insurance. We are working with our stakeholders (including customers, dealers, team members, suppliers and business partners) to assess the ongoing impact of the COVID-19 pandemic and to take actions in an effort to mitigate adverse consequences. The duration of the COVID-19 pandemic is uncertain, and the foregoing impacts and other unforeseen impacts not referenced herein, as well as the ultimate impact of the COVID-19 pandemic, are difficult to predict and have had and are expected to have a material adverse effect on our business, financial condition, results of operations and cash flows.

See also “General business, economic, and geopolitical conditions, as well as other market events, may adversely affect our business, results of operations and financial condition”, “Our results of operations and financial condition are substantially dependent upon the sale of Toyota and Lexus vehicles, as well as our ability to offer competitive financing and insurance products”, “We are exposed to customer and dealer credit risk, which could negatively affect our results of operations and financial condition”, “A failure or interruption in our operations could adversely affect our results of operations and financial condition”, and “The failure or commercial soundness of our counterparties and other financial institutions may have an effect on our liquidity, results of operations or financial condition” under Item 1A. Risk Factors in our Annual Report on Form 10-K.

BUSINESS UPDATE

For the quarter ended March 31, 2020, TMCC expects to report a consolidated net loss of approximately $86 million, compared to net income of $295 million for the same period in fiscal 2019. The decrease in net income was primarily due to an increase in provision for credit losses of $220 million and an increase in depreciation expense on operating leases of $136 million mainly driven by the impacts of the COVID-19 pandemic. TMCC expects to report an allowance for credit loss of $817 million as of March 31, 2020 and depreciation expense on operating leases of $1.9 billion for the quarter ended March 31, 2020. Beginning in the second half of March 2020 and continuing in April 2020, sales of Toyota and Lexus vehicles have declined significantly as a result of the COVID-19 pandemic. Consistent with the decline in Toyota and Lexus vehicle sales, TMCC experienced significant declines of approximately 56% in financing volume and 59% in the number of insurance agreement issuances for April 2020 compared to April 2019. These trends are continuing to a lesser degree through May 2020, however, TMCC expects that they will continue to have an adverse effect on its results of operations. From March 13, 2020 through May 15, 2020, TMCC granted payment extensions and deferrals for retail and lease customers who requested payment relief to approximately 12% of our retail customers and 10% of our lease customers. For comparison, from January 9, 2020 through March 12, 2020, TMCC had granted payment extensions and deferrals for retail and lease customers who requested payment relief to approximately 1% of our retail customers and 0.4% of our lease customers.

For the fiscal year ended March 31, 2020, TMCC expects to report consolidated net income of approximately $913 million, compared to consolidated net income of $795 million for the fiscal year ended March 31, 2019. As of March 31, 2020, TMCC expects to report an allowance for credit losses as a percentage of gross earning assets of 0.73% and net charge-offs as a percentage of average gross earning assets of 0.34%. As of March 31, 2020, TMCC expects to report aggregate balances for accounts 60 or more days past due as a percentage of gross earning assets of 0.39%, with finance receivables and operating leases having 0.41% and 0.34% of aggregate balances for accounts 60 or more days past due, respectively. Accounts with payment extensions and deferrals under our COVID-19 relief programs are not considered past due. TMCC also expects to report that its financing volume increased 8% and its insurance agreements volume increased 5% for fiscal 2020 compared to fiscal 2019.

For liquidity purposes, TMCC holds cash in excess of its immediate funding needs. For the fiscal year ended March 31, 2020, TMCC expects to report excess funds ranging from $2.4 billion to $8.8 billion with an average balance of $5.4 billion during fiscal 2020. Excess funds include cash, cash equivalents and investments in short-term, highly liquid and investment grade money market instruments as well as certain available-for-sale debt securities. As of March 31, 2020, TMCC expects to report total debt of $97.7 billion. Subsequent to its fiscal year end, TMCC has raised an additional $10.5 billion through the public secured and unsecured capital markets and private term loan and asset-backed securitization credit markets, excluding commercial paper issuances. While we believe our ability to access the capital markets remains largely intact, our funding spreads have increased across both short-term and long-term markets and our long-term credit ratings have been downgraded or put on negative outlook and may be subject in the future to further actions or downgrades by credit ratings agencies. As of May 15, 2020, TMCC maintained excess funds of approximately $18.1 billion. As of May 15, 2020, TMCC and its co-borrowers had $15.7 billion in committed, undrawn bank credit facilities and TMCC had an additional $4.1 billion in stand-alone committed, undrawn bank credit facilities.

This business update should be read in conjunction with the financial statements and management’s discussion and analysis included in TMCC’s filings with the Securities and Exchange Commission, as well as the matters discussed under “Risk Factors” in our Annual Report on Form 10-K as updated by the Company’s filings with the Securities and Exchange Commission.

The preliminary financial data provided in this business update has been prepared by, and is the responsibility of, TMCC’s management, based upon information available to it as of May 19, 2020, and has not been prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission for the preparation or presentation of financial information. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. TMCC has not yet completed its financial and operating closing procedures as of and for the year ended March 31, 2020. Additionally, the preliminary financial data above has not been subject to audit, review or other procedures by the Company’s independent registered public accounting firm. As a result, actual results may differ materially from the preliminary results shown above and will not be publicly available until the Company reports its fourth quarter and full year fiscal 2020 results.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;

•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and

•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements, and, to the extent inconsistent, supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,

•	will not be subject to mandatory redemption or repayment at your option,

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount, and

•	will be denominated in U.S. dollars.

The 2022 Fixed Rate Notes

The following description is a summary of certain provisions of the 2022 Fixed Rate Notes:

Principal Amount: $1,250,000,000

Trade Date: May 20, 2020

Original Issue Date: May 26, 2020

Stated Maturity Date: May 26, 2022

Interest: 1.150% per annum from May 26, 2020

Interest Payment Dates: Each May 26 and November 26, beginning on November 26, 2020 and ending on the Stated Maturity Date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

CUSIP / ISIN: 89236TGZ2 / US89236TGZ21

The 2023 Fixed Rate Notes

The following description is a summary of certain provisions of the 2023 Fixed Rate Notes:

Principal Amount: $1,000,000,000

Trade Date: May 20, 2020

Original Issue Date: May 26, 2020

Stated Maturity Date: August 25, 2023

Interest: 1.350% per annum from May 26, 2020

Interest Payment Dates: Each February 25 and August 25, beginning on August 25, 2020 and ending on the maturity date (short first coupon)

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

CUSIP / ISIN: 89236THA6 / US89236THA60

The New 2025 Fixed Rate Notes

The following description is a summary of certain provisions of the New 2025 Fixed Rate Notes:

Aggregate Principal Amount of the Old 2025 Fixed Rate Notes: $650,000,000

Aggregate Principal Amount of the New 2025 Fixed Rate Notes: $750,000,000

Total Aggregate Principal Amount of the 2025 Fixed Rate Notes: $1,400,000,000

Trade Date of the Reopening: May 20, 2020

Original Issue Date of the Reopening: May 26, 2020

Stated Maturity Date: February 13, 2025

Interest: 1.800% per annum from February 13, 2020

Interest Payment Dates: Each February 13 and August 13, beginning on August 13, 2020 and ending on the maturity date (short first coupon)

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

CUSIP / ISIN: 89236TGT6 / US89236TGT60

Optional Redemption

The 2022 Fixed Rate Notes are not subject to optional redemption.

The 2023 Fixed Rate Notes and the New 2025 Fixed Rate Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points in the case of the 2023 Fixed Rate Notes and 10 basis points in the case of the New 2025 Fixed Rate Notes, plus in each case, accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means, with respect to (i) the 2023 Fixed Rate Notes, each of Barclays Capital Inc., Citigroup Global Markets Inc., a primary U.S. Government securities dealer selected by Lloyds Securities Inc., a primary U.S. Government securities dealer selected by Santander Investment Securities Inc., and a primary U.S. Government securities dealer selected by SMBC Nikko Securities America, Inc., or their respective affiliates and (ii) the New 2025 Fixed Rate Notes, each of BNP Paribas Securities Corp., Citigroup Global Markets Inc., a primary U.S. Government securities dealer selected by Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC and Mizuho Securities USA LLC, or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as a particular tranche of the Notes, as applicable, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

Each tranche of the Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the

“Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank SA/NV and Clearstream Banking, S.A.

Settlement Date

We expect that delivery of the Notes will be made against payment therefor on the Original Issue Date, which will be the third U.S. business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required by virtue of the fact that the Notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

UNITED STATES FEDERAL TAXATION

For U.S. federal income tax consequences of owning and disposing of the Notes other than those discussed below, please see the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

This discussion of the material U.S. federal income tax consequences of the ownership and disposition of the Notes supplements and, to the extent inconsistent therewith, supersedes the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

The New 2025 Fixed Rate Notes - Tax Consequences to U.S. Holders

With respect to a U.S. Holder, as defined in the accompanying prospectus supplement, this discussion assumes that you purchase the New 2025 Fixed Rate Notes in this reopening at the public offering price listed in this pricing supplement on the Original Issue Date of the Reopening listed in this pricing supplement. The Notes will be treated as part of the same issue as the Old 2025 Fixed Rate Notes for U.S. federal income tax purposes. As a result, the Notes will be considered to have the same issue date and issue price as the Old 2025 Fixed Rate Notes.

Interest on the Notes. Subject to adjustments as described in “United States Federal Taxation—Tax Consequences to U.S. Holders—Acquisition Premium and Amortizable Bond Premium” in the accompanying prospectus supplement and below in “—Pre-Acquisition Accrued Interest,” stated interest on the Notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

Pre-Acquisition Accrued Interest. A portion of a U.S. Holder’s purchase price for the Notes may be allocable to interest that accrued prior to the date such Notes are purchased (“pre-acquisition accrued interest”). On the first interest payment date, a portion of the interest received in an amount equal to the pre-acquisition accrued interest will be treated as a return of the pre-acquisition accrued interest and not as a payment of interest on the Notes. The amount treated as a return of pre-acquisition accrued interest is not taxable when received but reduces your tax basis in the Notes by a corresponding amount. You should consult your tax adviser concerning the tax treatment of pre-acquisition accrued interest.

Sale, Exchange or Retirement of the Notes. You will recognize capital gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “—Interest on the Notes”) and your adjusted tax basis in the Note.  Your adjusted tax basis in a Note generally will be equal to your original purchase price for the Note, taking into account the adjustments described above under “—Pre-Acquisition Accrued Interest” and reduced by any bond premium amortized with respect to the Notes as described under “United States Federal Taxation—Tax Consequences to U.S. Holders—Acquisition Premium and Amortizable Bond Premium” in the accompanying prospectus supplement. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the Notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

The 2022 Fixed Rate Notes, 2023 Fixed Rate Notes and New 2025 Fixed Rate Notes - FATCA

As discussed in the section of the accompanying prospectus supplement entitled “United States Federal Taxation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes and to the payment of gross proceeds of a disposition (including a retirement) of the Notes. However, regulations proposed by the U.S. Treasury Department in December 2018 would eliminate the requirement under “FATCA” of withholding on payments of gross proceeds (other than amounts treated as interest). The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated May 20, 2020 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of January 25, 2018, between us and the agents named in the accompanying prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Principal Amount of the 2022 Fixed Rate Notes	Principal Amount of the 2023 Fixed Rate Notes	Principal Amount of the New 2025 Fixed Rate Notes
Barclays Capital Inc.	$225,000,000	$180,000,000	$135,000,000
Citigroup Global Markets Inc.	225,000,000	180,000,000	135,000,000
Lloyds Securities Inc.	225,000,000	180,000,000	135,000,000
Santander Investment Securities Inc.	225,000,000	180,000,000	135,000,000
SMBC Nikko Securities America, Inc.	225,000,000	180,000,000	135,000,000
ICBC Standard Bank Plc	25,000,000	20,000,000	15,000,000
ING Financial Markets LLC	25,000,000	20,000,000	15,000,000
Loop Capital Markets LLC	25,000,000	20,000,000	15,000,000
Scotia Capital (USA) Inc.	25,000,000	20,000,000	15,000,000
Mischler Financial Group, Inc.	12,500,000	10,000,000	7,5000,000
Siebert Williams Shank & Co., LLC	12,500,000	10,000,000	7,5000,000
Total	$1,250,000,000	$1,000,000,000	$750,000,000

No series of Notes will have an established trading market when issued. The Underwriters may from time to time make a market in the Notes of any series but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed (i) 0.100% of the principal amount of the 2022 Fixed Rate Notes, (ii) 0.125% of the principal amount of the 2023 Fixed Rate Notes and (iii) 0.200% of the principal amount of the New 2025 Fixed Rate Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed (i) 0.060% of the principal amount of the 2022 Fixed Rate Notes, (ii) 0.075% of the principal amount of the 2023 Fixed Rate Notes and (iii) 0.125% of the principal amount of the New 2025 Fixed Rate Notes. After the initial offering of the Notes to the public, Citigroup Global Markets Inc., on behalf of the Underwriters, may change the public offering prices and concessions of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Barclays Capital Inc., Citigroup Global Markets Inc., Lloyds Securities Inc., Santander Investment Securities Inc. and SMBC Nikko Securities America, Inc., on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies. A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

Selling Restrictions

Japan

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

EEA and the U.K.

Each Underwriter represents, warrants and agrees that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to any retail investor in the EEA or in the U.K. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of MiFID II;

(ii)	a customer within the meaning of the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Directive; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes.

This pricing supplement and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of the Notes in any Member State of the EEA or in the U.K. will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the Notes. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Directive.

Singapore

This pricing supplement and the accompanying prospectus supplement and prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289) of Singapore (“SFA”). Accordingly, each Joint Book-Running Manager and Co-Manager has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this pricing supplement and the accompanying prospectus supplement and prospectus, or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the Notes pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor (as defined in Section 4A of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation), or Section 276(4)(i)(B) of the SFA (in the case of that trust); (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of the Issuer’s obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”) and will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this pricing supplement, the accompanying prospectus supplement and prospectus nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this pricing supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and related Prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated May 14, 2020 and filed as Exhibit 5.1 to TMCC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2020.